AVANTE SYSTEMS, INC.
695-24-05 Desa Kiara,
Jalan Damasara
Kuala Lumpur, Malaysia

April 6, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington D.C., 20549

Attention:  Kate Beukenkamp

Re:          Avante Systems, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
Filed March 25, 2011
File No.: 333-171305

Dear Ms. Beukenkamp:

I write on behalf of Avante Systems, Inc., (the “Company”) in response to the Staff’s letter of April 4, 2011, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed March 25, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.
we note your response to prior comment one in our letter dated March 10, 2011.  Please note that the amount being registered constitutes more than 60% of your outstanding shares, not held by affiliates.  This fact combined with your company being considered a shell company mandates that any shareholders who receive their shares from the company are deemed to be underwriters for purposes of any of the resales.  Please revise your registration statement to idenfity all of your selling shareholders as underwriters.  For further guidance, please refer to SEC Release 33-8869 (2007) which preserved the “presumptive underwriter” provision with respect to the sale of securities of shell companies.

In response to this comment, the Company has removed an additional 435,000 shares of common stock registered for resale by selling security holders in the Registration Statement. As revised, 390,000 shares of common stock are being offered for resale by selling security holders in this offering, representing approximately 14% of the Company’s outstanding shares of common stock, and 28% of the Company’s outstanding shares, not held by affiliates. As revised, the Company does not believe this offering constitutes an indirect primary offering; and consequently, it is unnecessary to indentify the selling security holders as underwriters.

The Company has reviewed Rule 145 and SEC Release 33-8869 (2007).  This Rule and Release do not support the assertion that, as represented by the Staff, a resale offering of a shell company of more than 60% of the outstanding shares, not held by affiliates, mandates that all selling shareholders in such offering be deemed underwriters.  The presumptive underwriter provision only applies with regard to an offer, offer to sell, offer for sale or sale involving a reclassification, merger or consolidated or transfer of assets when there is submitted to shareholders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.  That is not the case here.

As stated in the Release, “Securities Act Rule 145 provides that exchanges of securities in connection with reclassifications of securities, mergers or consolidations or transfers of assets that are subject to shareholder vote constitute sales of those securities. Unless an exemption from the registration requirement is available, Rule 145(a) requires the registration of these sales. Rule 145(c) deems persons who were parties to such a transaction, other than the issuer, or affiliates of such parties to be underwriters.” As stated in the Preliminary Note to Rule 145, “The thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security” (emphasis in original).

In the instant offering, there is no Rule 145(a) transaction that would implicate a “presumptive underwriter” provision. As such, the Staff’s reliance on Rule 145 and Release 33-8869 (2007) are inapplicable and do not mandate that the selling shareholders be deemed underwriters.

Thank you for your time and attention to this matter.  Please contact me with any additional questions or comments.

Very truly yours,

/s/ Xu Hai Bo
Xu Hai Bo, Chief Executive Officer